

First Midwest Bancorp, Inc.

Sandler O'Neill + Partners
California Marketing Meetings
August 2012

strong. trusted. |  First Midwest

Agenda

- First Midwest Overview

- Operating Performance

- Loan Portfolio and Credit Quality

- Strategy Execution and Priorities

- Why Invest in FMBI?

A Premier Community Bank[1]

- **$8.1 Billion Assets**
  - $6.6 Billion Deposits
    - Strong, Low Cost Core Deposits
    - 77% Transactional
  - $5.5 Billion Loans
    - IL's Largest Ag Lender
  - $5.3 Billion Trust Assets
    - IL's 4th Largest Bank Asset Manager

- **Full Retail And Commercial Product Line**
  - Organized Around Clients And Markets
  - 240,000 Retail And 26,000 Commercial Relationships



Deposits

Demand 26%
Sav/NOW 33%
Money Market 18%
Time 23%



Loans

C&I 34%
Comm RE 50%
FDIC Covered 4%
Consumer 12%

1 Information as of 6/30/12

First Midwest

In Premier Markets

- 70 Plus Years Of Community Banking
- Headquartered In Suburban Chicago
  - #8 Suburban Market Share 1
  - Over 1,700 employees 2
- Retail Banking Platform 2
  - Approximately 100 Locations
  - $68 Million Average Deposits/Branch



WISCONSIN
Kenosha
McHenry
Lake
Lake Michigan
IOWA
DeKalb
Kane
DuPage
Cook
Scott
Kendall
Rock Island
LaSalle
Will
Porter
Lake
Grundy
Knox
Jasper
Newton
ILLINOIS
INDIANA
Vermilion
Champaign
Existing Branches
Chicago LPO Office
Acquired Institutions

1 As of 6/30/11
2 As of 6/30/12

Successful Acquisition Growth (1)

	Date	Deposits	Core	Loans (2)
First DuPage	4Q09	$ 232	26%	$ 212
Peotone Bank And Trust	2Q10	84	73%	53
Palos Bank And Trust	3Q10	462	47%	297
Integra/ONB	4Q11	107	65%	-
Waukegan Savings	3Q12	74	56%	63
Total		$ 959		$ 625

**In Total, Added 8 Locations, Over 25,000 Households, Generated
Pre-Tax Gain of $17 Million, Retained Over 90% of Core Deposits**
Note: Does Not Reflect Any Gain or Loss Related to Waukegan

Strategically and Financially Accretive

(1) Information as of acquisition date



strong, trusted and honored
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TRUSTWORTHY
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2012
TOP 100 WORKPLACES 2011
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First Midwest Bank
First Midwest Bank is a subsidiary of First Midwest Bancorp, Inc.
Member FDIC

Performance Highlights

- ## Organizational Realignment (4Q11, 1Q12)
  - Elimination Of 140 Positions
  - Severance-Related Costs Of $2.5 Million
  - Annualized Savings of $7 Million

- ## Redeemed $193 Million Of TARP Preferred (4Q11)
  - One-time Charge $1.5 Million
  - Eliminates Preferred Dividends Of $10.3 Million Annually

- ## Acquired $181 Million In Deposits (4Q11 - 3Q12)
  - $101 Million Of Core Deposits
  - Gain Of $1.1 Million

Note: Does Not Reflect Any Gain or Loss Related to Waukegan

Operating Results, 2Q 2012

Key Operating Metrics	Quarter to Date			Change	
	Q2 2012	Q1 2012	Q2 2011	QoQ	YoY
Core Operating Earnings	$32.0	$28.6	$34.0	12%	(6%)
Net Income	$6.4	$7.9	$10.7	(19%)	(40%)
Loan Loss Provision	$22.5	$18.2	$18.8	24%	20%
Net Interest Margin	3.88%	3.88%	4.10%	0%	(5%)
Efficiency Ratio	61%	65%	61%	(6%)	0%

**Linked Quarter Core Operating Earnings Up,
Margin Stable and Surplus Liquidity**

Operating Results, 2Q 2012

Other Key Metrics	Quarter Ended			Change	
	Q2 2012	Q1 2012	Q2 2011	QoQ	YoY
Loans, Period End	$5,528	$5,389	$5,428	3%	2%
Average Earning Assets	$7,245	$7,088	$7,321	2%	(1%)
Cash and Equivalents	$478	$486	$711	(2%)	(33%)
Transactional Deposits, Average	$5,081	$4,823	$4,743	5%	7%
Tier 1 Common Capital	10.21%	10.38%	10.19%	(2%)	0%

**Surplus Liquidity And Capital,
Ability to Benefit from Momentum**

Core Business Is Strong

Net Interest Margin



Efficiency Ratio



Pre-Tax, Pre-Provision Earnings / RWA



Changing Loan Trajectory

Expanding Our Sales and Footprint:

- Enhancing Existing Teams

- Mortgage Platform

- Chicago Loop, Du Page Markets

- Asset Based and Other Niches









Improving Credit Trends

Non-Performing Assets + 90s Since 2009



National Peer Median = 18%, 2.7%
Chicago Peer Median = 28%, 3.6%

Improved Metrics, Pace Impacted By
Slow Recovery, Softened Real Estate Market

Loan Portfolio

	December 31, 2008		June 30, 2012		
	$	%	$	%	Change
Commercial and Industrial	$ 1,707	32%	$ 1,870	34%	10%
Construction	866	16%	237	4%	(73%)
Multifamily	287	5%	308	6%	7%
Commercial Real Estate	1,754	33%	2,208	40%	26%
Consumer	746	14%	675	12%	(10%)
Covered	--	--	230	4%	NM
Total Loans	**$ 5,360**	**100%**	**$ 5,528**	**100%**	**3%**

Serving Markets, Diversifying Mix
47% Owner Occupied of All CRE

Focus Remains on Disposition of Problem Assets



- Actively Driving Problem Assets Lower
- Market Impacted by Illiquidity and Inventory
- Cycle to Date Losses in Line with Peers

Our Priorities

2012 and Beyond

Credit Remediation & Liquidation
- Lower Nonperforming Assets
- Proactive, Responsible Liquidation

Strengthen Core Business
- Diversify and Strengthen Lending
- Grow Core Deposits and Revenue Sources
- Maximize Efficiency

Prudent Capital Management
- Returned TARP
- Strengthen Earnings, Dividend Capacity
- Assess Alternative Capital Uses, M&A

First Midwest

Strengthening Our Business

1. Asset Formation
- Focused and Enhanced Sales
- New Mortgage Platform
- Asset-Based and Other Niches

2. Fee Income/Deposits
- Wealth and Treasury Management
- Core Deposit Growth

3. Efficiency
- Reduction in Costs
- Performance Management

4. InvestmentIn Core
- Strategic Distribution
- Internet And ATM Platform
- Strengthen Brand

Delivering On Multiple Fronts

2012, A Year of Transition



2012 Is A Year Of Transition

- Economic Conditions Improving, but Fragile

- Regulatory and Capital Requirements Evolving

- Credit Improving, Remediation Uneven

- Aligning Resources With Growth and Opportunity

Positioning For Long Term Success

Market Opportunities

- **Environment Creates Opportunities**
  - Expansion
  - Efficiency

- **Within Chicago Market**
  - 40 Failures Since Start Of 2009
  - 39 Institutions ($12 Billion) With Texas Ratio > 100%

- **Consolidation Expected**

- **Well Positioned To Benefit**
  - Strong Capital, Solid Reputation
  - Experienced Team
  - 5 Transactions, Approx $1 Billion in Deposits Since 2008

Priorities Remain Same



As We Evolve to "New" Normal

Capital Management Priority

Requirements	Uses
• Stronger Earnings	• Growth
• Reduced Credit Risk	• Dividend
• Regulatory Clarity	• Repurchase
	• M & A

Emphasis on Return to "Normalized" Capital

Why Invest in FMBI?

- Premier Metro Chicago Banking Franchise

- We Have Advantages That Create Opportunities
  - Strong Core Deposit
  - Engaged and Enhanced Workforce
  - Good Markets, Growing Opportunities
  - Significant Capital and Liquidity

- Execution on Our Priorities Enhances Value

- Aligned with Shareholder Interest

First Midwest

Appendix

Forward Looking Statement

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

Non-GAAP Disclaimer

This presentation contains GAAP financial measures and, where management believes it to be helpful in understanding the Company's results of operations or financial position, non-GAAP financial measures. Where non-GAAP financial measures are used, the most directly comparable GAAP financial measure, as well as the reconciliation to the most directly comparable GAAP financial measure can be found in the Company's current quarter earnings release or Quarterly Report on Form 10-Q which can be found on the Company's website at www.firstmidwest.com/secfilings Non-GAAP financial measures in this presentation include core operating earnings and pre-tax, pre-provision return on risk weighted average assets. Both of these measures are useful in understanding the performance and trends of the Company's core franchise over time without respect to investment securities gains/losses, taxes, provisions expense and OREO losses, each of which can significantly vary from quarter to quarter, and therefore may distort the Company's underlying performance.

Certain Terms Used in this Presentation

Chicago Peers - Means collectively the companies with the ticker symbol MBFI, WTFC, PVTB, and TAYC.

Core Deposit - Includes demand, savings and NOW accounts.

Core Operating Earnings - Means the Company's pre-tax pre-provision operating earnings for the stated period, which reflect the Company's operating performance before the effects of credit-related charges and other unusual, infrequent, or non-recurring revenues and expenses. This is a non-GAAP financial measure.

Covered Loans or Assets - Means loans or assets which the Company acquired via an FDIC-assisted transaction.

National Peers - Means collectively the companies with the ticker symbol SRCE, CHFC, CRBC, FCF, FMER, MBFI, ONB, PNFP, PVTB, PFS, STSA, SUSQ, UMBF, UMPQ, VLY, TAYC, TCBI, TRMK, WSBC, WTFC.

Net Interest Income - Means the difference between interest income and fees earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, presented on a tax-equivalent basis, assuming a federal income tax rate of 35%.

Non-Performing Assets - Means non-accrual loans (the majority of which are past due), loans 90 days or more past due and still accruing interest and OREO.

SNL Midwestern Banks - Means 74 Midwest based banks

Tier 1 Common Capital - Means tier 1 capital, less trust preferred securities, divided by risk based assets.

Note:

- Unless otherwise indicated, all dollar amounts used in this presentation are in millions except per share information.
- Unless otherwise indicated, all loan information includes Covered Loans.
- Peer information source for this presentation from SNL.